1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 16, 2014

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Dear Ms. Churko:

This letter responds to comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) with respect to certain financial statements made by the Trust, on behalf of certain of its series noted in Appendix A (each a “Fund,” and together, the “Funds”). The comments were provided in a telephone conversation on March 13, 2014. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. The Staff’s comments to the financial statements, and the registrant’s responses, are provided below.

Comments:

1.	All Funds

The Staff noted that, for each of the Funds listed in Appendix A, more disclosure should be added on the section on Management’s Discussion and Fund Performance, as described in Item 27 on Form N-1A. (It was suggested that one fund, the iShares MSCI Belgium Capped ETF, a series of iShares, Inc., could be used as a model for additional disclosure.)

Response: Management consistently considers the relative performance of any index fund compared to its underlying index in determining the appropriate commentary to provide to investors within Management’s Discussion of Fund Performance. The strategy of the Funds, as disclosed, is to seek investment results that correspond to each Fund’s underlying index. Due to the use of “representative sampling” a certain level of tracking error between each Fund and its underlying index is to be expected. The prospectus discusses the primary causes for why the performance of each Fund may vary from the performance of its underlying index, including representative sampling.

Given the consistent and predictable nature of the causes of tracking error in funds that employ representative sampling, as is explained within the prospectus, management considers discussion of the factors driving the performance of the underlying index to be sufficient. Management will provide additional commentary on the impact of investment management decisions when it has taken an exceptional action that directly resulted in a meaningful impact on the tracking and performance of a particular Fund for the period, as was the case with iShares MSCI Belgium Capped ETF, a series of iShares, Inc.

2.	Diversification

Each of the iShares Russell Top 200 Index ETF, iShares Russell Top 200 Growth ETF, iShares Russell Top 200 Value ETF, iShares 10+ Year Credit Bond ETF and iShares Core Long-Term U.S. Bond ETF disclosed that they were non-diversified. The Staff asked whether they had been managed as diversified during the past three years. In addition, the Staff asked for a representation that each Fund noted above would ask for shareholder approval to become non-diversified.

Response: Each of the Funds noted above were initially registered as non-diversified funds and, as of the date of issuance of the annual reports reviewed, were accurately disclosed in the Notes to Financial Statements as non-diversified funds. Subsequently, as part of the annual update to each Fund’s prospectus, management evaluated the portfolio activities and concluded that each Fund had been operating as a diversified fund consistently over the course of the previous three years and, therefore, no longer reported each Fund as non-diversified in the prospectus. Future annual and semi-annual reports will disclose each Fund as diversified.

Management confirms that each Fund would ask for shareholder approval to become non-diversified should a Fund be managed as diversified and seek to become non-diversified.

3.	Return of Capital

The Staff noted that the following Funds disclosed amounts for a return of capital in their Section 19(a) notices: iShares Russell 1000 Index ETF, iShares Russell 1000 Growth ETF, iShares Russell 1000 Value ETF, iShares Russell 2000 Growth ETF, iShares Russell 2000 Value ETF, iShares S&P Asia 50 ETF, iShares S&P International Developed Property ETF, iShares S&P Latin America 40 ETF, iShares S&P/TOPIX 150 ETF, iShares S&P Emerging Markets Infrastructure ETF, iShares Intermediate Credit Bond ETF, iShares Credit Bond ETF, iShares MSCI EAFE Minimum Volatility ETF and iShares MSCI USA Minimum Volatility ETF. The Funds listed above, however, did not show returns of capital in their financial statements.

Response: The reason for the apparent inconsistency is that the Section 19(a) notice presents the estimated character of cumulative distributions before consideration of any tax-related reclassifications, whereas the distribution amounts listed in the statement of changes in net assets and Financial Highlights represent the character of cumulative distributions after taking into account tax reclassifications measured as of the end of the fiscal period. Management affirms that the Section 19(a) notices do not require correction.

Management provides the following disclosure with the Section 19(a) notice:

The amounts and sources of distributions reported are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon each Fund’s investment experience during the year and may be subject to changes based on the tax regulations. Shareholders will receive a Form 1099-DIV each calendar year that will inform them how to report distributions for federal income tax purposes.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Joel Whipple

Michael Gung

Appendix A

iShares Trust Series	Annual Report Date
iShares Russell Top 200 ETF (formerly iShares Russell Top 200 Index Fund)	3/31/2013
iShares Russell Top 200 Growth ETF (formerly iShares Russell Top 200 Growth Index Fund)	3/31/2013
iShares Russell Top 200 Value ETF (formerly iShares Russell Top 200 Value Index Fund)	3/31/2013
iShares Russell 1000 ETF (formerly iShares Russell 1000 Index Fund)	3/31/2013
iShares Russell 1000 Growth ETF (formerly iShares Russell 1000 Growth Index Fund)	3/31/2013
iShares Russell 1000 Value ETF (formerly iShares Russell 1000 Value Index Fund)	3/31/2013
iShares Russell 2000 ETF (formerly iShares Russell 2000 Index Fund)	3/31/2013
iShares Russell 2000 Growth ETF (formerly iShares Russell 2000 Growth Index Fund)	3/31/2013
iShares Russell 2000 Value ETF (formerly iShares Russell 2000 Value Index Fund)	3/31/2013
iShares S&P Asia 50 ETF (formerly iShares S&P Asia 50 Index Fund)	3/31/2013
iShares International Developed Property ETF (formerly iShares S&P Developed Ex-U.S. Property Index Fund)	3/31/2013
iShares Europe 350 ETF (formerly iShares S&P Europe 350 Index Fund)	3/31/2013
iShares Latin America 40 ETF (formerly iShares S&P Latin America 40 Index Fund)	3/31/2013
iShares S&P/TOPIX 150 ETF (formerly iShares S&P/TOPIX 150 Index Fund)	3/31/2013
iShares Emerging Markets Infrastructure ETF (formerly iShares S&P Emerging Markets Infrastructure Index Fund)	3/31/2013
iShares India 50 ETF	3/31/2013
iShares 1-3 Year Credit Bond ETF (formerly iShares Barclays 1-3 Year Credit Bond Fund)	2/28/2013
iShares Intermediate Credit Bond ETF (formerly iShares Barclays Intermediate Credit Bond Fund)	2/28/2013
iShares Credit Bond ETF (formerly iShares Barclays Credit Bond Fund)	2/28/2013
iShares 10+ Year Credit Bond ETF (formerly iShares 10+ Year Credit Bond Fund)	2/28/2013
iShares Core Long-Term U.S. Bond ETF	2/28/2013
iShares Core Total U.S. Bond Market ETF	2/28/2013
iShares Intermediate Government/Credit Bond ETF (formerly iShares Barclays Intermediate Government/Credit Bond Fund)	2/28/2013
iShares Government/Credit Bond ETF (formerly iShares Barclays Government/Credit Bond Fund)	2/28/2013

iShares Agency Bond ETF (formerly iShares Barclays Agency Bond Fund)	2/28/2013
iShares MBS ETF (formerly iShares Barclays MBS Bond Fund)	2/28/2013
iShares MSCI EAFE Minimum Volatility ETF	7/31/2013
iShares MSCI USA Minimum Volatility ETF	7/31/2013